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TO:	Ms. Peggy Fisher, Assistant Director, Securities and Exchange Commission

FROM:	Mr. Martin G. Klein, CEO

DATE:	August 3, 2005

RE:	Electro Energy Inc. Form SB-2 File No. 333-121026 Filed July 12, 2005

        Please find below responses keyed to the comments in your correspondence dated July 27, 2005. References provided herein within our responses to the revised registration statement are to the pages of the marked revised registration statement, provided herewith.

Risk Factors – Page 3

We rely on revenue generated from our relationship with EaglePicher Technologies - Page 3

1.	Revise this risk factor caption to more clearly describe the nature of the risk, and combine this risk with the next one on page 4. For example, an appropriate caption might be, "Eagle-Picher Technologies, our largest customer, has filed for bankruptcy protection, and our revenues for our first two quarters of this year have declined significantly as a result." Update the risk factor to quantify the extent to which your product revenues declined for the first two fiscal quarters of 2005, as compared to the first two quarters of 2004. Also briefly describe the extent to which you believe revenues will continue to be adversely affected in future quarters. Because of the significance of this risk, the definitions that you added here should be relocated to the appropriate disclosure in the Business section so the material risk can be clearly, concisely and prominently described.

Response: The requested revisions to the third and fourth paragraphs of the “Risk Factor” section have been made, and the definitions have been added to the third paragraph under the sub-heading “Our Business Following the Merger: Overview” of the Business Section.

Management’s Discussion and Analysis – Page 10

Three Months ended March 31, 2005 compared to three months ended March 21, 2005 – Page 11

2.	Refer to prior comment 5. It is unclear where you have responded to the third sentence regarding the significance of "unabsorbed overhead" at the Colorado facility.

Response: The requested revisions to the fifth paragraph of the “Three Months Ended” under the “Gross Profit” sub-heading section have been made on page 12.

3.	With regard to the final sentence of the third paragraph ("To that end...."), please revise to describe the "contract support to develop Lithium and thermal Batteries." Explain how and when you expect this will mitigate your overcapacity problem. Further, clarify what you mean by "using that capability to support manufacturing development...." Do you mean you are now using the Colorado plant primarily as a research facility? How much excess capacity does this place into productive use?

Response: The requested revisions to the sixth paragraph have been made, and the seventh and eighth paragraphs have been added to the “Net Revenue” sub-heading of the “Three Months Ended: Results of Operations” section.

Our Business Following the Merger - Page 15

4.	Update this disclosure to explain the current status of your business relationship with EaglePicher, including its bankruptcy and decline in purchases during the fiscal year.

Response: We have updated the disclosure by adding the third, fourth, fifth and sixth paragraphs of the “Our Business Following Merger: Overview” section on pages 23-24 to explain the current status of our business with EaglePicher, including its bankruptcy and decline in purchases during the fiscal year.